CUSIP No. 133425108                                           Page 1 of 13 Pages



011.312700.1




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )


                          CAMERON FINANCIAL CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                    133425108
                                 (CUSIP Number)

                               Mr. Philip Goldberg
                                 Foley & Lardner
                                  One IBM Plaza
                                   Suite 3300
                             330 North Wabash Avenue
                             Chicago, IL 60611-3608
                                 (312) 755-2549
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 1, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 133425108                                           Page 2 of 13 Pages



================================================================================
   1   Name of Reporting Person
       S.S. or I.R.S. Identification Number of Above Person (optional)

       Financial Edge Fund, L.P.
====== =========================================================================
   2   Check The Appropriate Box If a Member of a Group
                                                                        (a)  [X]
                                                                        (b)  [ ]
====== =========================================================================
   3   SEC Use Only


====== =========================================================================
   4   Source of Funds:

       WC, OO
====== =========================================================================
   5   Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)                                        [ ]

====== =========================================================================
   6   Citizenship or Place of Organization

       Delaware
======================= ====== =================================================
       NUMBER OF           7   SOLE VOTING POWER

        SHARES                 0 shares
                        ====== =================================================
     BENEFICIALLY          8   SHARED VOTING POWER

       OWNED BY                114,500 shares
                        ====== =================================================
         EACH              9   SOLE DISPOSITIVE POWER

       REPORTING               0 shares
                        ====== =================================================
        PERSON            10   SHARED DISPOSITIVE POWER

         WITH                  114,500 shares
======================= ====== =================================================
  11   Aggregate Amount Beneficially Owned by Each Reporting Person

       114,500 shares
====== =========================================================================
  12   Check Box If The Aggregate Amount in Row (11) Excludes
       Certain Shares                                                        [ ]

====== =========================================================================
  13   Percent of Class Represented By Amount in Row (11)

       6.0%
====== =========================================================================
  14   Type of Reporting Person

       PN
================================================================================

CUSIP No. 133425108                                           Page 3 of 13 Pages



================================================================================
   1   Name of Reporting Person
       S.S. or I.R.S. Identification Number of Above Person (optional)

       PL Capital, LLC
====== =========================================================================
   2   Check The Appropriate Box If a Member of a Group
                                                                        (a)  [X]
                                                                        (b)  [ ]
====== =========================================================================
   3   SEC Use Only


====== =========================================================================
   4   Source of Funds:

       WC, OO
====== =========================================================================
   5   Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)                                        [ ]

====== =========================================================================
   6   Citizenship or Place of Organization

       Delaware
======================= ====== =================================================
       NUMBER OF           7   SOLE VOTING POWER

        SHARES                 0 shares
                        ====== =================================================
     BENEFICIALLY          8   SHARED VOTING POWER

       OWNED BY                114,500 shares
                        ====== =================================================
         EACH              9   SOLE DISPOSITIVE POWER

       REPORTING               0 shares
                        ====== =================================================
        PERSON            10   SHARED DISPOSITIVE POWER

         WITH                  114,500 shares
======================= ====== =================================================
  11   Aggregate Amount Beneficially Owned by Each Reporting Person

       114,500 shares
====== =========================================================================
  12   Check Box If The Aggregate Amount in Row (11) Excludes
       Certain Shares                                                        [ ]

====== =========================================================================
  13   Percent of Class Represented By Amount in Row (11)

       6.0%
====== =========================================================================
  14   Type of Reporting Person

       PN
================================================================================

CUSIP No. 133425108                                           Page 4 of 13 Pages



================================================================================
   1   Name of Reporting Person
       S.S. or I.R.S. Identification Number of Above Person (optional)

       John Wm. Palmer
====== =========================================================================
   2   Check The Appropriate Box If a Member of a Group
                                                                        (a)  [X]
                                                                        (b)  [ ]
====== =========================================================================
   3   SEC Use Only


====== =========================================================================
   4   Source of Funds:


====== =========================================================================
   5   Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)                                        [ ]

====== =========================================================================
   6   Citizenship or Place of Organization

       United States of America
======================= ====== =================================================
       NUMBER OF           7   SOLE VOTING POWER

        SHARES                 1,000 shares
                        ====== =================================================
     BENEFICIALLY          8   SHARED VOTING POWER

       OWNED BY                114,500 shares
                        ====== =================================================
         EACH              9   SOLE DISPOSITIVE POWER

       REPORTING               1,000 shares
                        ====== =================================================
        PERSON            10   SHARED DISPOSITIVE POWER

         WITH                  114,500 shares
======================= ====== =================================================
  11   Aggregate Amount Beneficially Owned by Each Reporting Person

       115,500 shares
====== =========================================================================
  12   Check Box If The Aggregate Amount in Row (11) Excludes
       Certain Shares                                                        [ ]

====== =========================================================================
  13   Percent of Class Represented By Amount in Row (11)

       6.0%
====== =========================================================================
  14   Type of Reporting Person

       IN
================================================================================

CUSIP No. 133425108                                           Page 5 of 13 Pages



================================================================================
   1   Name of Reporting Person
       S.S. or I.R.S. Identification Number of Above Person (optional)

       Richard J. Lashley
====== =========================================================================
   2   Check The Appropriate Box If a Member of a Group
                                                                        (a)  [X]
                                                                        (b)  [ ]
====== =========================================================================
   3   SEC Use Only


====== =========================================================================
   4   Source of Funds:


====== =========================================================================
   5   Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)                                        [ ]

====== =========================================================================
   6   Citizenship or Place of Organization

       United States of America
======================= ====== =================================================
       NUMBER OF           7   SOLE VOTING POWER

        SHARES                 0 shares
                        ====== =================================================
     BENEFICIALLY          8   SHARED VOTING POWER

       OWNED BY                114,500 shares
                        ====== =================================================
         EACH              9   SOLE DISPOSITIVE POWER

       REPORTING               0 shares
                        ====== =================================================
        PERSON            10   SHARED DISPOSITIVE POWER

         WITH                  114,500 shares
======================= ====== =================================================
  11   Aggregate Amount Beneficially Owned by Each Reporting Person

       114,500 shares
====== =========================================================================
  12   Check Box If The Aggregate Amount in Row (11) Excludes
       Certain Shares                                                        [ ]

====== =========================================================================
  13   Percent of Class Represented By Amount in Row (11)

       6.0%
====== =========================================================================
  14   Type of Reporting Person

       IN
================================================================================

CUSIP No. 133425108                                           Page 6 of 13 Pages



Item 1.   Security and Issuer

          This Schedule 13D is being filed jointly by Financial Edge Fund, L.P., a Delaware limited partnership ("Financial Edge Fund"); PL Capital, LLC, a Delaware limited liability company ("PL Capital") and General Partner of Financial Edge Fund; John W. Palmer and Richard J. Lashley. All of the filers of this Schedule 13D are collectively the "Group."

          This Schedule 13D relates to the common stock ("Common Stock") of Cameron Financial Corporation (the "Company" or the "Issuer"). The address of the principal executive offices of the Company is 1304 North Walnut Street, Cameron, Missouri 64429. The joint filing agreement of the members of the Group is attached as Exhibit 1.

Item 2.   Identity and Background

          (a)-(c) This statement is filed by Mr. John Palmer and Mr. Richard J. Lashley, with respect to the shares of Common Stock beneficially owned by Mr. Palmer and Mr. Lashley, including: (1) shares of Common Stock held in the name of Financial Edge Fund, in Mr. Palmer's and Mr. Lashley's capacities as Managing Members of PL Capital, the General Partner of Financial Edge Fund and (2) shares of Common Stock held in their names. The business address of Mr. Palmer and Mr. Lashley is 2015 Spring Road, Suite 290, Oak Brook, Illinois 60523. The principal employment of Mr. Palmer and Mr. Lashley is investment management.

          (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, no member of the Group (a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) All of the individuals who are members of the Group are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

          The amount of funds expended to date by Financial Edge Fund to acquire the 114,500 shares of Common Stock it holds in its name is $1,451,394. Such funds were provided in part from Financial Edge Fund's available capital and, from time to time, in part by margin account loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"), extended in the ordinary course of business.

CUSIP No. 133425108                                           Page 7 of 13 Pages



          The amount of funds expended to date by Mr. Palmer to acquire the 1,000 shares of Common Stock he holds in his name is $11,457. Such funds were provided from Mr. Palmer's personal funds and, from time to time, in part by margin account loans from subsidiaries of Fidelity Investments, extended in the ordinary course of business.

          All purchases of Common Stock made by members of the Group using funds borrowed from Bear Stearns or Fidelity Investments, if any, were made in margin transactions on those firms' usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4.   Purpose of Transaction

          The Group acquired shares of Common Stock for investment purposes because the Group believes the Company's shares are undervalued. The Group also believes the Company currently has an opportunity to dramatically increase its earnings, book value and franchise value per share by actively repurchasing its Common Stock in the open marketplace. Members of the Group communicated their views to the Company's senior management in a meeting at the Company's Missouri headquarters on May 23, 2000. The Group also provided a written analysis, dated May 26, 2000, to the Company's management and Board of Directors, a copy of which is attached as Exhibit 2.

          Members of the Group plan to continue discussions with management and Board of the Company with respect to the opportunity to repurchase Common Stock or other matters.

          Members of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item (4) of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.   Interest in Securities of the Company

          The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 1,913,749, reported as the number of outstanding shares as of May 8, 2000, on a Form 10-Q dated May 12, 2000. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq National Market System.

     (A)   Financial Edge Fund

          (a)  Aggregate number of shares beneficially owned: 114,500

CUSIP No. 133425108                                           Page 8 of 13 Pages



               Percentage: 6.0%

          (b)  1. Sole power to vote or to direct  vote:  0
               2. Shared power to vote or to direct vote:  114,500
               3. Sole power to dispose or to direct the disposition: 0
               4. Shared power to dispose or to direct disposition: 114,500

          (c) The Financial Edge Fund has made the following purchases of Common Stock in the last 60 days:

-----------     ------------------     ---------------------     ---------------
    Date         Number of Shares       Price Per Share ($)       Total Cost ($)
-----------     ------------------     ---------------------     ---------------
  4/14/00              5,000                   13.13                  65,650
-----------     ------------------     ---------------------     ---------------
  4/17/00              7,500                   13.07                  97,994
-----------     ------------------     ---------------------     ---------------
  4/19/00              2,500                   13.07                  32,681
-----------     ------------------     ---------------------     ---------------
  4/24/00              5,000                   13.57                  67,838
-----------     ------------------     ---------------------     ---------------
   5/1/00              2,500                   13.14                  32,838
-----------     ------------------     ---------------------     ---------------
   5/3/00              5,000                   13.44                  67,213
-----------     ------------------     ---------------------     ---------------
   6/1/00             25,000                   12.00                 300,025
-----------     ------------------     ---------------------     ---------------

          (d) Because they are the Managing Members of PL Capital, which is the general partner of Financial Edge Fund, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

     (B)  PL Capital

          (a)  Aggregate   number  of   shares   beneficially   owned:   114,500
               Percentage: 6.0%

          (b)  1. Sole power to vote or to direct vote: 0
               2. Shared power to vote or to direct vote: 114,500
               3. Sole power to dispose or to direct the disposition: 0
               4. Shared power to dispose or to direct disposition: 114,500

          (c)  PL Capital has made no purchases of Common Stock.

          (d) Because they are the Managing Members of PL Capital, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital. PL Capital is the general partner of Financial Edge Fund. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Financial Edge Fund.

     (C)  Mr. John Palmer

CUSIP No. 133425108                                           Page 9 of 13 Pages



          (a)  Aggregate   number  of   shares   beneficially   owned:   115,500
               Percentage: 6.0%

          (b)  1. Sole power to vote or to direct vote: 1,000
               2. Shared power to vote or to direct vote: 114,500
               3. Sole power to dispose or to direct the disposition: 1,000
               4. Shared power to dispose or to direct disposition: 114,500

          (c) Mr. Palmer has made no purchases of Common Stock in the last 60 days.

     (D)  Mr. Richard Lashley

          (a)  Aggregate   number  of   shares   beneficially   owned:   114,500
               Percentage: 6.0%

          (b)  1. Sole power to vote or to direct  vote: 0
               2. Shared power to vote or to direct vote: 114,500
               3. Sole power to dispose or to direct the  disposition:  0
               4. Shared  power to dispose or to direct disposition: 114,500

          (c)  Mr. Lashley has made no purchases of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

          Other than the Joint Filing Agreement filed as Exhibit 1 to this filing, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits, as described below. PL Capital, as general partner of Financial Edge Fund, is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Item 7.   Material to be Filed as Exhibits

          No.      Description
          ---      -----------

           1       Joint Filing Agreement.
           2       Letter dated May 26, 2000 to the Company from PL Capital.

CUSIP No. 133425108                                          Page 10 of 13 Pages



                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    June 9, 2000

                                      FINANCIAL EDGE FUND, L.P.

                                      By:  PL CAPITAL, LLC
                                           General Partner

                                      By:  /s/ John Palmer   /s/ Richard Lashley
                                           John Palmer       Richard Lashley
                                           Managing Member   Managing Member




                                      PL CAPITAL, LLC

                                      By:  /s/ John Palmer   /s/ Richard Lashley
                                           John Palmer       Richard Lashley
                                           Managing Member   Managing Member





By:  /s/ John Palmer
     John Palmer

By:  /s/ Richard Lashley
     Richard Lashley